                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ______________

                                 SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1



                    Information Management Resources, Inc.
                    --------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.10 per share
                    --------------------------------------
                        (Title of Class of Securities)


                                  45675E 10 8
                                  -----------
                                 (CUSIP Number)

                                ______________
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-------------------------                                    -----------------
CUSIP No. 45675E 10 8                  13G                   Page 2 of 6 Pages
-------------------------                                    -----------------

--------------------------------------------------------------------------------

  1       NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF
          ABOVE PERSONS

          Satish K. Sanan
          SSN:  ###-##-####
--------------------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen
--------------------------------------------------------------------------------

NUMBER OF SHARES BENE-          5  SOLE VOTING POWER
FICIALLY OWNED BY EACH             11,810,879 (1)
REPORTING PERSON WITH
                            ----------------------------------------------------
                                6  SHARED VOTING POWER
                                   -0-

                            ----------------------------------------------------
                                7  SOLE DISPOSITIVE POWER
                                   11,810,879 (1)

                            ----------------------------------------------------
                                8  SHARED DISPOSITIVE POWER
                                   -0-
--------------------------------------------------------------------------------
  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      11,701,377 (1)
--------------------------------------------------------------------------------
(1) Includes 5,454,552 shares owned indirectly by the reporting person through a family limited partnership, 109,502 shares owned by a charitable foundation as to which Mr. Sanan disclaims beneficial ownership and 6,825 shares subject to stock options exercisable within 60 days. Share numbers reflect a three-for-two stock split effected by the Issuer in July 1997.

-------------------------                                    -----------------
CUSIP No. 45675E 10 8                  13G                   Page 3 of 6 Pages
-------------------------                                    -----------------


--------------------------------------------------------------------------------
     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [ ]

--------------------------------------------------------------------------------
     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         50.59%
--------------------------------------------------------------------------------
     12  TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

ITEM 1(A).  NAME OF ISSUER:

          Information Management Resources, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          26750 U.S. Highway 19 North
          Suite 500
          Clearwater, Florida  34621

ITEM 2(A).  NAME OF PERSON FILING:

          Satish K. Sanan

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          26750 U.S. Highway 19 North
          Suite 500
          Clearwater, Florida  34621

ITEM 2(C).  CITIZENSHIP:

          U.S. Citizen

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.10 per share

ITEM 2(E).  CUSIP NUMBER:

          45675E  10  8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ]  Broker or dealer registered under Section 15 of the Act,

     (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

     (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

     (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

     (f) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.   OWNERSHIP.

          (a)  Amount Beneficially Owned: 11,701,377 (1)
          (b)  Percent of Class:  50.59%
          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote  11,810,879 (1)
                                                               ---------------

               (ii)  Shared power to vote or to direct the vote     -0-
                                                                ------------

               (iii) Sole power to dispose or to direct the disposition
                     of  11,810,879 (1)
                         --------------

               (iv)  Shared power to dispose or to direct the disposition
                     of      -0-
                        ------------

(1) Includes 5,454,552 shares owned indirectly by the reporting person through a family limited partnership, 109,502 shares owned by a charitable foundation as to which Mr. Sanon disclaims beneficial ownership and 6,246,825 shares subject to stock options exercisable within 60 days. Share numbers reflect a three-for-two stock split effected by the Issuer in July 1997.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 12, 1998


                              By:  /s/ Satish K. Sanan
                                   --------------------------
                                   Satish K. Sanan
                                   President and Chief Executive Officer
                                   Information Management Resources, Inc.